Exhibit 99.2

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Condensed Consolidated Interim Financial Statements

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

Six Months Ended

April 30, 2014 and 2013

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the Condensed Consolidated interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements have been prepared by and are the responsibility of management.

The Company's independent auditor has not performed a review of these unaudited condensed consolidated interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of condensed consolidated interim financial statements by an entity's auditor.

2

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian Dollars)

	April 30, 2014	October 31,
	(Unaudited)	2013
		(Audited)

Assets

Current
Cash	$817,319	$306,285
	817,319	306,285
Non-current
Exploration and evaluation assets (Note 3)	407,942	356,464
Total assets	$1,225,261	$662,749

Liabilities

Current
Accounts payable and accrued liabilities	$193,030	$158,892
Loans from related party (Note 5)	-	125,347
	193,030	284,239

Equity

Share capital (Note 4)	1,496,252	621,252
Share subscription advances	-	35,000
Accumulated other comprehensive income	22,928	4,869
Deficit	(486,949)	(282,611)
	1,032,231	378,510
Total liabilities and equity	$1,225,261	$662,749

Nature of business and continuance of operations (Note 1)

Subsequent event (Note 9)

Approved and authorized for issue by sole Director on June 25, 2014:

“Richard Andrews” Director

3

The attached notes form an integral part of these condensed consolidated interim financial statements.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited)
(Expressed in Canadian Dollars)

	Three months ended		Six months ended
	April 30		April 30
	2014	2013	2014	2013

Expenses (recovery)
Consulting	$-	$-	$7,316	$-
Filing	29,650	-	32,275	-
Foreign exchange loss (gain)	(55)	-	281	-
Interest expense (reversal)	-	395	(2,743)	395
Legal	33,425	28,624	77,697	58,142
Professional fees	39,512	-	39,512	-
Share-based payments	-	100,000	-	100,000
Write-off of exploration and evaluation assets	50,000	-	50,000	-

Loss before other items	152,532	129,019	204,338	158,537

Other comprehensive loss (income)
Exchange difference on translation of foreign operations	6,370	5,593	(18,059)	5,180

Total comprehensive loss	$158,902	$134,612	$186,279	$163,717

Basic and diluted loss per share	$(0.02)	$(0.07)	$(0.02)	$(0.16)

Weighted average number of shares outstanding	9,786,219	1,977,528	8,991,836	972,376

4

The attached notes form an integral part of these condensed consolidated interim financial statements.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(Expressed in Canadian Dollars)

	For the Six Months Ended
	April 30,
	2014	2013

Operating activities
Loss for the period	$(204,338)	$(158,537)
Adjustments:
Foreign exchange loss	281	-
Interest expense (reversal)	(2,743)	395
Share-based payments	-	100,000
Write-off of exploration and evaluation assets	50,000	-
	(156,800)	(58,142)

Changes in non-cash working capital items:
Accounts payable and accrued liabilities	34,138	54,793
	(122,662)	(3,349)

Financing activities
Repayment of loans from related party	(122,604)	-
Proceeds from share issuances	790,000	-
	667,396	-

Investing activity
Exploration and evaluation assets	(32,554)	-

Change in cash	512,180	(3,349)
Effect of exchange rate fluctuation on cash	(1,146)	(5,180)
Cash, beginning of period	306,285	39,136
Cash, end of period	$817,319	$30,607

Supplementary cash flow information
Interest paid (received) in cash	$-	$-
Income taxes paid in cash	$-	$-

Non-cash investing and financing activities
Shares issued for acquisition and exploration and evaluation assets	$50,000	$200,000
Share issue costs accrued through accounts payable and accrued liabilities	$-	$14,606
Exploration and evaluation assets through loans from related party	$-	$50,000

5

The attached notes form an integral part of these condensed consolidated interim financial statements.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Consolidated Interim Statements of Changes in Equity
(Unaudited)
(Expressed in Canadian Dollars)

	Share Capital			Accumulated Other
	Number of	Amount	Share	Comprehensive	Deficit	Total
	Shares		Subscription	Income (Loss) –
			Advances	Cumulative Translation
				Adjustment
Balance at October 31, 2012	1	$-	$100,000	$37	$(48,967)	$51,070
Shares issued for exploration and evaluation assets	2,000,000	200,000	-	-	-	200,000
Shares issued for cash	2,000,000	200,000	(100,000)	-	-	100,000
Share issue costs	-	(14,606)	-	-	-	(14,606)
Loss for the period	-	-	-	-	(158,537)	(158,537)
Other comprehensive loss for the period	-	-	-	(5,180)	-	(5,180)
Balance at April 30, 2013	4,000,001	385,394	-	(5,143)	(207,504)	172,747
Shares issued for cash	2,400,000	240,000	-	-	-	240,000
Share issue costs	-	(4,142)	-	-	-	(4,142)
Share subscription advances	-	-	35,000	-	-	35,000
Share repurchased by the Company	(1)	-	-	-	-	-
Loss for the period	-	-	-	-	(75,107)	(75,107)
Other comprehensive income for the period	-	-	-	10,012	-	10,012
Balance at October 31, 2013	6,400,000	621,252	35,000	4,869	(282,611)	378,510
Shares issued for exploration and evaluation assets	500,000	50,000	-	-	-	50,000
Shares issued for cash	8,250,000	825,000	(35,000)	-	-	790,000
Shares issued as finders’ fees	270,000	-	-	-	-	-
Loss for the period	-	-	-	-	(204,338)	(204,338)
Other comprehensive income for the period	-	-	-	18,059	-	18,059
Balance at April 30, 2014	15,420,000	$1,496,252	$-	$22,928	$(486,949)	$1,032,231

6

The attached notes form an integral part of these condensed consolidated interim financial statements.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Six Months Ended April 30, 2014 and 2013

1.	NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

BMG Mining Inc. (formerly Battle Mountain Gold Inc.) (the "Company" or “BMG”) was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. The Company's corporate office is located at 300 – 1055 West Hastings Street, Vancouver, British Columbia.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to finance future exploration and development of potential business acquisitions, economically recoverable reserves, securing and maintaining title and beneficial interest in the properties and upon future profitable production. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. Management is of the opinion that sufficient working capital will be obtained through the issuance of additional common shares to meet the Company’s liabilities and commitments as they come due.

Although these condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards (“IFRS”) applicable to a going concern, the above noted conditions raise significant doubt regarding the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. These adjustments could be material.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

The condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC") applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. The condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the annual financial statements for the year ended October 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

(b)	Basis of Preparation

The condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial assets at fair value through profit or loss, and available-for-sale shares or assets which are stated at their fair value. In addition these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

7

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Six Months Ended April 30, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Battle Mountain Gold (USA), Inc.

(d)	New Accounting Standards Adopted

The Company adopted the following accounting standards on November 1, 2013. The Adoption of these standards had no significant impact on the condensed consolidated interim financial statements.

IFRS 10 - Consolidated Financial Statements
IFRS 11 - Joint Arrangements
IFRS 12 - Disclosure of Interests in other Entities
IFRS 13 - Fair Value Measurement
IFRS 7 – Financial Instruments Disclosures
IAS 27 - Separate Financial Statements
IAS 28 - Investments in Associates and Joint Ventures

(e)	New Accounting Standards Not Yet Adopted

Certain new accounting standards and interpretations have been published that are not mandatory for reporting period ended April 30, 2014. Management has decided against early adoption of these standards. Management’s assessment of the impact of these new standards and interpretations is set out below:

IFRS 9 – ‘Financial Instruments’
This standard and its consequential amendments are tentatively effective for reporting periods beginning on or after January 1, 2018. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. To be classified and measured at amortized cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognized in profit or loss.

In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch.

IAS 32 - ‘Financial Instruments: Presentation’
IAS 32 amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 but the impact of its adoption is yet to be assessed.

8

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Six Months Ended April 30, 2014 and 2013

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	New Accounting Standards Not Yet Adopted (continued)

IAS 36 – “Impairment of Assets”
On May 29, 2013, the IASB made amendments to the disclosure requirements of IAS 36, requiring disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. These amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 but the impact of its adoption is yet to be assessed.

3.	EXPLORATION AND EVALUATION ASSETS

Phoenix Joint Venture

The Company entered into an option agreement dated March 13, 2013, amended October 23, 2013 and March 10, 2014, with Nevada Royalty Corp. (formerly Great American Minerals, Inc.) for an exclusive option to acquire a 40% right, title and interest in mining claims located in Battle Mountain Mining District in Lander County, Nevada, USA (the "Phoenix Joint Venture").

To exercise this option, the Company must make cash payments and issue Common Shares to Nevada Royalty Corp. as follows.

Date	Cash Payments	Common Share Issuances
Issued on the date of Option Agreement	$50,000 (paid)	2,000,000 Common Shares (issued)
September 13, 2013	$50,000 (paid)
October 13, 2015	$1,600,000 **

** At the sole discretion and option of the Company, payment of $1,600,000 may be made in either cash or in common shares of the Company, or in the case of a reverse take-over, common shares of the resulting public company bearing any applicable legends and restrictions as required by applicable securities laws, at a share price equal to the lesser of: (1) in the case of an initial public offering, the initial public offering share price; (2) the market price; and (3) $0.40 per share. The October 13, 2015 due date will be accelerated to the date which occurs 10 days following the closing any financing or financings that result in BMG or its subsidiary having raised an aggregate total of more than $10,000,000.

The Phoenix Joint Venture property is subject to an advanced minimum royalty payment of USD$60,000 per annum, which may be credited against certain production royalties.

9

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Six Months Ended April 30, 2014 and 2013

3.	EXPLORATION AND EVALUATION ASSETS (continued)

Plumas Mine

On April 24, 2012, the Company entered into a property agreement with Americas Gold Exploration Inc. (“AGE”) to have conveyed AGE’s Plumas Mine group of patented mining claims and have assigned AGE’s interest in the Filippini Lease.

For the conveyance of the mining claims and the assignment of the lease, the Company will pay or distribute the following consideration to AGE:

Date	Cash Payments	Common Share Issuances
May 24, 2012	US$55,000 (paid)
Upon receiving consent from regulatory authorities		2,000,000 Common Shares

In addition, the Company agreed to grant the President and CEO of AGE the exclusive non-transferable option to purchase 500,000 shares of the Company at a cost of $0.10 per share which may be exercised on the earlier of (1) TSX Venture Exchange approval or (2) June 30, 2012.

On February 7, 2013, the Company executed a mutual release agreement whereby the Property Agreement with AGE was terminated. The Company will not issue 2,000,000 common shares to AGE and will not grant the option to purchase 500,000 shares of the Company to the President and CEO of AGE. The US$55,000 payment will be retained by AGE. Furthermore, prior to the Company’s proposed reverse take over transaction (“RTO”) with Madison Minerals Inc., the Company agrees to issue 500,000 shares (issued) to the President and CEO of AGE. Should the RTO fail to complete, the 500,000 common shares will be returned to the Company (see note 9).

As a result of the termination of the Property Agreement, all the costs related to the property agreement were written-off in the year ended October 31, 2013.

10

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Six Months Ended April 30, 2014 and 2013

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Phoenix	Plumas	Total
Balance at October 31, 2012	$-	$54,945	$54,945
Acquisition costs
Shares issued	200,000	-	200,000
Cash	100,000	-	100,000
Claim maintenance	22,785	-	22,785
Field expenses	29,647	-	29,647
Foreign exchange	4,032	-	4,032
Write-off of costs	-	(54,945)	(54,945)
Balance at October 31, 2013	356,464	-	356,464
Acquisition costs
Shares issued	-	50,000	50,000
Exploration costs
Field expenses	32,554	-	32,554
Write-off of exploration and evaluation assets	-	(50,000)	(50,000)
Foreign exchange	18,924	-	18,924
Balance at April 30, 2014	$407,942	$-	$407,942

11

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Six Months Ended April 30, 2014 and 2013

4.	SHARE CAPITAL

(a)	Share capital

Authorized: unlimited number of common shares with no par value.

Transactions for the six months ended April 30, 2014:

On November 12, 2013, the Company issued 3,200,000 common shares at a price of $0.10 per share for gross proceeds of $320,000 of which $35,000 was received during the year ended October 31, 2013.

On February 28, 2014 the Company issued 5,050,000 common shares at a price of $0.10 per share for gross proceeds of $505,000. A total of 270,000 shares with a fair value of $27,000 were issued as Finders’ Fees in relation to the issuance.

On February 28, 2014 the Company issued 500,000 common shares for the termination of the Plumas Mine Property Agreement (Note 3).

(b)	Warrants

At April 30, 2014 and October 31, 2013, the Company had outstanding purchase warrants exercisable to acquire 2,000,000 shares as follows:

Number	Weighted Average	Weighted Average	Expiry Date
	Exercise Price	Remaining Life (Years)
2,000,000	$0.15	3.89	March 21, 2018

12

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Six Months Ended April 30, 2014 and 2013

5.	RELATED PARTY BALANCES AND TRANSACTIONS

Loans from related party

During the year ended October 31, 2013, the Company received unsecured loans from a director. The loans bear interest at 6% per annum and are due on demand. The principal on the loans were repaid in full during the period ended April 30, 2014. The accrued interest was reversed as the amount was forgiven.

6.	SEGMENTED INFORMATION

The Company’s activities are all in the one industry segment of exploration and evaluation property acquisition, exploration and development. Exploration and evaluation assets are located in the United States.

7.	FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company believes it has no significant credit risk.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. As at April 30, 2014 the Company has working capital of $624,289 (October 31, 2013 – working capital of $22,046) and management understands they will need to continue raising capital through equity markets to ensure the Company can meet its financial obligations as they become due.

Foreign exchange risk
The Company’s functional currencies are the Canadian and US dollars. There is a foreign exchange risk to the Company as some of its future exploration and evaluation property interests and resulting commitments are located in the United States. Management monitors its foreign currency balances and makes adjustments based on anticipated need for currencies. The Company does not engage in any hedging activities to reduce its foreign currency risk.

Interest rate risk
The Company is subject to interest rate risk with respect to its investments in cash. The Company's policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned. The Company is not exposed to significant interest rate risk.

13

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Six Months Ended April 30, 2014 and 2013

7.	FINANCIAL RISK MANAGEMENT (continued)

Commodity price risk
While the value of the Company's exploration and evaluation assets is related to the price of gold and other minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks with respect to its operational activities.

Fair value
The fair value of the Company's financial assets and liabilities approximates the carrying amount due to the short-term nature. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

  Level 3 - Inputs that are not based on observable market data.

Gold and other mineral prices have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

8.	CAPITAL MANAGEMENT

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern.

In the management of capital, the Company monitors its adjusted capital which comprises all components of equity.

The Company sets the amount of capital in proportion to risk. The Company manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements.

No changes were made to capital management during the period ended April 30, 2014.

14

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)

Notes to the Condensed Consolidated Interim Financial Statements
(Unaudited)
(Expressed in Canadian Dollars)

For the Six Months Ended April 30, 2014 and 2013

9.	SUBSEQUENT EVENT

In March 2014, the Company and its securityholders (the “BMG Securityholders”) entered into a Share Exchange Agreement with Madison Minerals Inc. (“Madison”) pursuant to which the BMG Securityholders transferred all of its common shares of the Company in exchange for common shares of Madison on a 1:1 ratio. Warrants of BMG (“BMG Warrants”) were cancelled and each holder of BMG Warrants was issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held. The transaction constituted a Reverse Takeover (the “RTO”) under the policies of the TSX Venture Exchange and resulted in the shareholders of BMG owning approximately 58% of the issued and outstanding common shares of the resulting issuer, which will have the potential to own 100% of the Lewis Property once the Option is exercised.

Madison is in the business of mineral exploration and development. Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc. (“Madison US”), holds a 60% participating interest in the Phoenix Joint Venture, a joint venture under the laws of the State of Nevada consisting of Madison US and NRC. The Phoenix Joint Venture currently holds a 100% interest in the Lewis Property.

Upon completion of the RTO on May 14, 2014, Madison changed its name to Battle Mountain Gold Inc. The Company changed its name from Battle Mountain Gold Inc. to BMG Mining Inc. and became a wholly-owned subsidiary of Battle Mountain Gold Inc. (formerly Madison Minerals Inc.).

15

BMG Mining Inc.
(formerly Battle Mountain Gold Inc.)

Management Discussion and Analysis
(Expressed in Canadian Dollars)
Six month period ended April 30, 2014

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)
Management Discussion and Analysis
Six month period ended April 30, 2014
(Expressed in Canadian Dollars)

This Management Discussion and Analysis (“MD&A”) of BMG Mining Inc. (formerly Battle Mountain Gold Inc.) should be read in conjunction with the Company’s condensed consolidated interim financial statements and related notes for the six month period ended April 30, 2014, and the audited annual consolidated financial statements for the year ended October 31, 2013. The Company’s condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting,” as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in this MD&A are expressed in Canadian Dollars unless otherwise noted. The information contained within this MD&A is current to June 25, 2014.

1.	OVERVIEW

BMG Mining Inc. (formerly Battle Mountain Gold Inc., the “Company” or “BMG”) was incorporated on April 2, 2012 under the laws of British Columbia, Canada. The Company is a junior mineral exploration and development company currently engaged in the acquisition and eventual exploration and development of mineral resource properties. On March 13, 2013, the Company and its US subsidiary, Battle Mountain Gold (USA), Inc. (“BMG USA”) entered into an option agreement (the “Phoenix Option Agreement”) with Nevada Royalty Corp. (“NRC”) (formerly Great American Minerals, Inc.) for the option (the “Option”) to acquire a 40% interest in a mineral exploration property in the Battle Mountain Mining District, Lander County, Nevada, USA (the “Phoenix Joint Venture”) currently held by the Phoenix Joint Venture, subject to certain royalty interests. The Option is currently the Company’s only property asset.

2.	BACKGROUND

On March 13, 2014, the Company and its securityholders (the “BMG Securityholders”) entered into a Share Exchange Agreement with Madison Minerals Inc. (“Madison”) pursuant to which the BMG Securityholders transferred all of its common shares of the Company in exchange for common shares of Madison on a 1:1 ratio. Warrants of BMG (“BMG Warrants”) were cancelled and each holder of BMG Warrants was issued Madison replacement warrants that entitle the holder to acquire that number of common shares of Madison that is equal to the number of common shares of BMG that such holder was entitled to acquire under the BMG Warrants previously held. The transaction constituted a Reverse Takeover (the “RTO”) under the policies of the TSX Venture Exchange and resulted in the shareholders of BMG owning approximately 58% of the issued and outstanding common shares of the resulting issuer, which will have the potential to own 100% of the Lewis Property once the Option is exercised.

Madison is in the business of mineral exploration and development. Madison, through its wholly owned US subsidiary, Madison Enterprises (Nevada) Inc. (“Madison US”), holds a 60% participating interest in the Phoenix Joint Venture, a joint venture under the laws of the State of Nevada consisting of Madison US and NRC. The Phoenix Joint Venture currently holds a 100% interest in the Lewis Property.

Upon completion of the RTO on May 14, 2014, Madison changed its name to Battle Mountain Gold Inc. The Company changed its name from Battle Mountain Gold Inc. to BMG Mining Inc. and became a wholly-owned subsidiary of Battle Mountain Gold Inc. (formerly Madison Minerals Inc.).

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)
Management Discussion and Analysis
Six month period ended April 30, 2014
(Expressed in Canadian Dollars)

3.	CORPORATE ACTIVITY

Key corporate developments for the Company for the period from November 1, 2013 to April 30, 2014, and to the date of the report are discussed below.

In November 2013, the Company issued 3,200,000 common shares at a price of $0.10 per common share for gross proceeds of $320,000.

In February 2014, the Company issued 5,050,000 common shares at a price of $0.10 per common share for gross proceeds of $505,000. 270,000 shares with a fair value of $27,000 were issued as finders’ fees in relation to the issuance.

In February 2014, the Company issued 500,000 common shares with a fair value of $50,000 for the termination of the Plumas Mine Property Agreement.

In May 2014, the Company completed the RTO described above and changed its name to BMG Mining Inc.

4.	TRENDS AND OUTLOOK

The Company is an exploration company with its focus on projects in Nevada, USA. The Company’s goal is to discover and develop mineral projects that can significantly add value to its shareholders while building for the future.

The continuing operations of the Company are dependent upon: obtaining necessary financing to meet the Company’s commitments as they come due and to finance future exploration and development of potential business acquisitions; economically recoverable reserves; securing and maintaining title and beneficial interest in the properties; and future profitable production. Management is of the opinion that sufficient working capital will be obtained through the issuance of additional common shares to meet the Company’s liabilities and commitments as they come due. However, given the current state of the financing market for junior mining companies, there is no certainty that additional financing at terms that are acceptable to the Company will be available. An inability to obtain additional financing would have a direct impact on the Company’s ability to continue as a going concern beyond twelve months.

5.	SUMMARY OF QUARTERLY RESULTS

	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,
	2014	2014	2013	2013	2013	2013	2012	2012
Total assets	$1,225,261	$820,506	$662,749	$358,589	$335,552	$91,885	$94,081	$99,627
Exploration and evaluation assets	$407,942	$413,974	$356,464	$327,730	$304,945	$54,945	$54,945	$54,945
Total long-term financial liabliities	$-	$-	$-	$-	$-	$-	$-	$-
Total revenue	$-	$-	$-	$-	$-	$-	$-	$-
Net loss for the period	$152,532	$51,806	$66,541	$8,566	$129,019	$29,518	$16,566	$32,401
Comprehensive loss for the period	$158,902	$27,377	$55,571	$9,524	$134,612	$29,105	$21,973	$26,390
Basic and diluted loss per share	$0.02	$0.01	$0.02	$0.00	$0.07	$29,518	$16,566	$32,401

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)
Management Discussion and Analysis
Six month period ended April 30, 2014
(Expressed in Canadian Dollars)

5.	SUMMARY OF QUARTERLY RESULTS (continued)

Total assets increased during 2013 and 2014 mainly due to option payments made and claim maintenance payments incurred by the Phoenix Joint Venture but paid by the Company, and cash received from share issuances.

Exploration and evaluation assets increased during 2013 and 2014 due to the acquisition costs incurred as described above.

The Company’s changes in net loss and comprehensive loss are discussed in Results of Operations below.

6.	RESULTS OF OPERATIONS

Three months ended April 30, 2014 and 2013

The Company recorded a net loss of $152,532 during the three months ended April 30, 2014, as compared to a net loss of $129,019 for 2013. The increase in net loss in 2014 was mainly attributable to filing fees of $29,650 (2013 – $Nil) and professional fees of $39,512 (2013 – $Nil) incurred in connection with the RTO described above, and the write-off of exploration and evaluation assets of $50,000 (2013 – $Nil), offset by a decrease in share-based payments which was $Nil in 2014 compared to $100,000 in 2013. The share-based payments was recognized for fair value of founder shares issued in March 2013.

Six months ended April 30, 2014 and 2013

The Company recorded a net loss of $204,338 during the six months ended April 30, 2014, as compared to a net loss of $158,537 for 2013. The increase in net loss in 2014 was mainly attributable to filing fees of $32,275 (2013 – $Nil), legal fees of $77,697 (2013 - $58,142) and professional fees of $39,512 (2013 – $Nil) incurred in connection with the RTO described above, and the write-off of exploration and evaluation assets of $50,000 (2013 – Nil), offset by a decrease in share-based payments which was $Nil in 2014 compared to $100,000 in 2013.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)
Management Discussion and Analysis
Six month period ended April 30, 2014
(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS

Phoenix Joint Venture

The Company entered into an option agreement dated March 13, 2013, amended October 23, 2013 and March 10, 2014, with Nevada Royalty Corp. (formerly Great American Minerals, Inc.) for an exclusive option to acquire a 40% right, title and interest in mining claims located in Battle Mountain Mining District in Lander County, Nevada, USA.

To exercise this option, the Company must issue 2,000,000 common shares to Nevada Royalty Corp at the signing of the agreement (issued), and make staged cash payments totaling $1,700,000 on or before October 13, 2015 ($100,000 paid).

At the sole discretion and option of the Company, the remaining payment of $1,600,000 may be made in either cash or in common shares of the Company, or in the case of a reverse take-over, common shares of the resulting public company bearing any applicable legends and restrictions as required by applicable securities laws, at a share price equal to the lesser of: (1) in the case of an initial public offering, the initial public offering share price; (2) the market price; and (3) $0.40 per share. The October 13, 2015 due date will be accelerated to the date which occurs 10 days following the closing any financing or financings that result in BMG or BMG USA having raised an aggregate total of more than $10,000,000.

The property is subject to an advanced minimum royalty payment of USD$60,000 per annum, which may be credited against certain production royalties.

8.	FINANCIAL INSTRUMENTS

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

All of the Company’s financial instruments are classified into one of two categories: loans-and-receivables or other-financial-liabilities. All financial instruments are measured in the statement of financial position at fair value initially. Subsequent measurement and changes in fair value will depend on their initial classification. Loans-and-receivables and other-financial-liabilities are measured at amortized cost.

The Company has designated its cash as loans-and-receivables and accounts payable and accrued liabilities and loans from related party as other-financial-liabilities. Accounts payable and accrued liabilities and loans from related party are included in current liabilities due to their short-term nature.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)
Management Discussion and Analysis
Six month period ended April 30, 2014
(Expressed in Canadian Dollars)

8.	FINANCIAL INSTRUMENTS (continued)

The Company’s financial instruments as at April 30, 2014 and October 31, 2013 are as follows:

	As at
	April 30, 2014	October 31, 2013
Financial assets
Loans-and-receivables
Cash	$817,319	$306,285
Total financial assets	$817,319	$306,285

Financial liabilities
Other-financial-liabilities
Accounts payable and accrued liabilities	$193,030	$158,892
Loans from related party	-	125,347
Total financial liabilities	$193,030	$284,239

Additional financial instruments disclosure is contained in Note 7 of the Company’s condensed consolidated interim financial statements for the period ended April 30, 2014.

9.	LIQUIDITY AND CAPITAL RESOURCES

(a)	Liquidity

The Company’s working capital as at April 30, 2014 was $624,289 as compared to a working capital of $22,046 at October 31, 2013. During the six months ended April 30, 2014, the Company closed two private placements and issued a total of 8,250,000 common shares at a price of $0.10 per common share for gross proceeds of $825,000. In addition, the Company repaid $122,603 in unsecured loans received from a director during the previous fiscal year.

Except as disclosed, the Company does not know of any trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the Company’s exploration programs.

The Company is not now and does not expect in the future, to be engaged in currency hedging to offset any risk of currency fluctuations.

(b)	Capital Resources

The Company’s focus for the current fiscal year and going forward is to eventually exercise the Option on the Lewis Property and explore and develop the Property. The major expenses that will be incurred by the Company in the next twelve months will be costs associated with exploration activities and general and administrative activities. The Company believes its current working capital is sufficient to maintain its core operations for the next twelve months, however, additional funding will be required by the Company to complete its strategic objectives and continue as a going concern beyond twelve months.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)
Management Discussion and Analysis
Six month period ended April 30, 2014
(Expressed in Canadian Dollars)

9.	LIQUIDITY AND CAPITAL RESOURCES (continued)

(b)	Capital Resources (continued)

The Company depends on external financing to fund its activities and there can be no guarantee that external financing will be available at terms acceptable to the Company. The Company will be relying on further equity or debt financing as the most likely source of funds for the advancement of the Company's exploration assets to a resource delineation or feasibility stage. In the future the Company may also receive additional funds through the exercise of warrants. If adequate funds are not available when required, the Company may, based on the Company’s cash position, delay, scale back or eliminate various programs.

Although the Company has successfully raised capital in the past, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that future additional financing will be available to the Company at terms it finds acceptable or at all.

(c)	Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements other than those disclosed under Exploration and Evaluation Assets.

(d)	Proposed Transactions

None

(e)	Commitments

Pursuant to the Phoenix Joint Venture option agreement, the Company has an option payment of $1,600,000 due on or before October 13, 2015. At the sole discretion and option of the Company, this payment may be made in either cash or in common shares of the Company, or in the case of a reverse take-over, common shares of the resulting public company bearing any applicable legends and restrictions as required by applicable securities laws, at a share price equal to the lesser of: (1) in the case of an initial public offering, the initial public offering share price; (2) the market price; and (3) $0.40 per share. The October 13, 2015 due date will be accelerated to the date which occurs 10 days following the closing any financing or financings that result in BMG or BMG USA having raised an aggregate total of more than $10,000,000.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)
Management Discussion and Analysis
Six month period ended April 30, 2014
(Expressed in Canadian Dollars)

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Key management compensation is as follows:

During the period ended	April 30, 2014	October 31, 2013
Share-based payments to directors	$-	$87,500

Loans from related party

During the year ended October 31, 2013, the Company received unsecured loans from a director. The loans bear interest at 6% per annum and are due on demand. The principal on the loans were repaid in full during the period ended April 30, 2014. The accrued interest was reversed as the amount was forgiven.

11.	OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value. As at June 6, 2014, the Company had 15,420,000 common shares issued and outstanding.

The Company has the following warrants outstanding and exercisable as at June 6, 2014:

Number	Weighted Average	Weighted Average	Expiry Date
	Exercise Price	Remaining Life (Years)
2,000,000	$0.15	3.89	March 21, 2018

12.	RISKS AND UNCERTAINTIES

The Company’s operations and results are subject to a number of different risks at any given time. These factors include, but are not limited to, disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company seeks to counter this risk as much as possible by selecting exploration areas on the basis of their recognized geological potential to host economic deposits.

A summary of the Company’s financial instruments risk exposure is provided in Note 7 of the Company’s audited consolidated financial statements for the year ended October 31, 2013.

The following are additional risk factors that the Company’s management believes are the most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)
Management Discussion and Analysis
Six month period ended April 30, 2014
(Expressed in Canadian Dollars)

12.	RISKS AND UNCERTAINTIES (continued)

Exploration and Mining Risks: Exploration for mineral resources involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company has limited financial resources and, as pointed out above, has no current source of recurring income with which to cushion financial setbacks. In the future, there is no assurance that the Company will produce revenue, operate profitably, or provide a return on investment. The Company seeks to counter this risk as much as possible by selecting exploration areas on the basis of their recognized geological potential to host economic deposits.

Price Risk: Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company’s control, including international, economic and political trends, expectations for inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The price of metal greatly affects the value of the Company and the potential value of its properties.

The Company’s results of operations also could be affected by the prices of other commodities such as fuel and other consumable items or by-products. The prices of these commodities are affected also by numerous factors beyond the Company’s control.

Title Risk: Although the Phoenix Joint Venture has taken steps to verify title to the mineral property in which it has an interest in, these procedures do not guarantee the Joint Venture’s title. Such property may be subject to prior agreements or transfers and title may be affected by undetected defects.

Financial Markets: The Company is dependent on the equity, debt and royalties markets as its source of operating working capital and the Company’s capital resources are largely determined by the strength of the junior resource markets and by the status of the Company’s projects in relation to these markets, and its ability to compete for the investor support of its projects.

Mineral Tenure Risk: The Mining Law of 1872, as amended, authorizes companies to develop and mine the minerals on unpatented mining claims which are locatable under the Mining Law of 1872, as amended. The Mining Law of 1872 does not explicitly authorize the owner of an unpatented mining claim to sell minerals that are leasable under the Mineral Lands Leasing Act of 1920, as amended. Leasable minerals include potassium and sodium. The Interior Board of Land Appeals of the Department of the Interior has held that, under certain circumstances, the owner of an unpatented mining claim has the authority and right to process and sell minerals governed by the Mineral Lands Leasing Act of 1920, particularly when they are byproducts of the processing of minerals which are locatable under the Mining Law of 1872.

Permits and Licenses: The Company’s operations may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development, and mining operations at its projects. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension, or a transfer will be granted to the Company, or if they are granted, that the Company will be in a position to comply with all conditions that are imposed.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)
Management Discussion and Analysis
Six month period ended April 30, 2014
(Expressed in Canadian Dollars)

12.	RISKS AND UNCERTAINTIES (continued)

Industry: The Company is engaged in the acquisition and exploration of resource properties, an inherently risky business, and there is no assurance that an economic mineral deposit will ever be discovered and subsequently put into production. Most exploration projects do not result in the discovery of commercially mineable deposits.

Capital Needs: The exploration of the Company’s current and future properties will require additional financing. The current sources of future funds available to the Company are the sale of additional equity capital or debt. While the Company was successful in completing the most recent private placement financing, there is no assurance that such funding will be available to the Company in the future, or that it will be obtained on terms favorable to the Company, or will provide the Company with sufficient funds to meet its objectives, which may adversely affect the Company’s business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration activities on the Company’s property or even a loss of property interest.

Environmental Compliance: The Company’s operations are subject to local laws and regulations regarding environmental matters. Environmental laws and regulations change frequently, and the implementation of new or the modification of existing laws or regulations could harm the Company. Any changes in these laws could affect the Company’s operations and economics.

The Company may be required to make significant expenditures to comply with governmental laws and regulations. While the Company believes it does not currently have any material environmental obligations, exploration and development activities may give rise to significant liabilities to the government and third parties in the future, and may require the Company to incur substantial costs of remediation. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

13.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the condensed consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed consolidated interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)
Management Discussion and Analysis
Six month period ended April 30, 2014
(Expressed in Canadian Dollars)

13.	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS (continued)

Critical accounting estimates (continued)

i.	the carrying value and the recoverability of the carrying value of the exploration and evaluation assets included in the statements of financial position.

ii.

Share-based payments – The fair value of share-based payments is determined using a Black- Scholes Option pricing model. Such option pricing models require the input of subjective assumptions including the expected price volatility, option life, dividend yield, risk-free rate and estimated forfeitures at the initial grant.

Critical accounting judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments. The Company made the following critical accounting judgments:

i.

The determination of whether technical feasibility and commercial viability can be demonstrated for its exploration and evaluation assets. Once technical feasibility and commercial viability of a property can be demonstrated, it is reclassified from exploration and evaluation assets and subject to different accounting treatment. As at April 30, 2014, management had determined that no reclassification of exploration and evaluation assets was required.

ii.

The determination of functional currency. In accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, management determined that the functional currency of BMG USA is US dollars and for BMG., the functional currency is Canadian dollars, as these are the currencies of the primary economic environment in which the companies operate.

14.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The following new standards were adopted during the period ended April 30, 2014:

IFRS 10 - ‘Consolidated Financial Statements’
This standard replaces the part of IAS 27: ‘Consolidated and Separated Financial Statements’ and applies for the annual period beginning January 1, 2013. This new standard introduces a new definition of control that determines which entities are consolidated. This new definition of control may potentially lead to the consolidation of entities that were not previously consolidated resulting in additional assets and liabilities recorded in the financial statements. This standard was adopted on November 1, 2013 and adoption of this standard had no significant impact on the financial statements.

IFRS 11 - ‘Joint Arrangements’
This standard replaces IAS 31: ‘Interest in Joint Ventures’ and applies for annual periods beginning on or after January 1, 2013. This new standard introduces new rules which classify joint arrangements as either a joint operation or joint venture. Under the new standard, proportionate consolidation is not allowed and all joint ventures must be equity accounted. All joint arrangements held by the Company will need to be reassessed to determine whether the joint operation or joint venture classification is appropriate, and the potential impacts of a change on the presentation of the consolidated financial statements. This standard was adopted on November 1, 2013 and adoption of this standard had no significant impact on the financial statements.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)
Management Discussion and Analysis
Six month period ended April 30, 2014
(Expressed in Canadian Dollars)

14.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION (continued)

IFRS 12 - ‘Disclosure of Interests in other Entities’
This new standard is applicable for annual reporting periods beginning on or after January 1, 2013. This standard clarifies the disclosure requirements for all forms of interests in other entities including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. This standard was adopted on November 1, 2013 and adoption of this standard had no significant impact on the financial statements.

IFRS 13 - ‘Fair Value Measurement’
This new standard is applicable for annual reporting periods beginning on or after January 1, 2013. This standard establishes a single course of guidance for determining the fair value of assets and liabilities. This standard was adopted on November 1, 2013 and adoption of this standard had no significant impact on the financial statements.

IFRS 7 – ‘Financial Instruments Disclosures’
IFRS 7 add and amend disclosure requirements about transfers of financial assets, including the nature of the financial assets involved and the risks associated with them. The adoption of IFRS 7 will increase the disclosure requirements when an asset is transferred but is not utilized and new disclosure required when assets are utilized but there is a continuing exposure to the asset after the sale. This standard was adopted on November 1, 2013 and adoption of this standard had no significant impact on the financial statements.

IAS 27 - ‘Separate Financial Statements’
IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. This standard was adopted on November 1, 2013 and adoption of this standard had no significant impact on the financial statements.

IAS 28 - ‘Investments in Associates and Joint Ventures’
IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 – 13. This standard was adopted on November 1, 2013 and adoption of this standard had no significant impact on the financial statements.

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)
Management Discussion and Analysis
Six month period ended April 30, 2014
(Expressed in Canadian Dollars)

14.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION (continued)

The following new accounting standards have been published that are not mandatory for reporting periods in the year ended October 31, 2014. Management has decided against early adoption of these standards. Management’s assessment of the impact of these new standards and interpretations is set out below:

IFRS 9 – ‘Financial Instruments’
This standard and its consequential amendments are tentatively effective for reporting periods beginning on or before January 1, 2018. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortized cost or fair value. To be classified and measured at amortized cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss.

In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with IAS 39, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch.

IAS 32 - ‘Financial Instruments: Presentation’
IAS 32 amendment provides clarification on the application of offsetting rules. The amendments are effective for annual periods beginning on or after January 1, 2014. This standard will be adopted on November 1, 2014 but the impact of its adoption is yet to be assessed.

IAS 36 – “Impairment of Assets”
On May 29, 2013, the IASB made amendments to the disclosure requirements of IAS 36, requiring disclosure, in certain instances, of the recoverable amount of an asset or cash generating unit, and the basis for the determination of fair value less costs of disposal, when an impairment loss is recognized or when an impairment loss is subsequently reversed. These amendments are effective for annual periods beginning on or after January 1, 2014.

15.	FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein are considered “forward-looking information” within the meaning of the British Columbia Securities Act. These statements relate to future events or the Company’s future performance. All statements, other than statements of historical fact, may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “propose”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this

BMG Mining Inc. (formerly Battle Mountain Gold Inc.)
Management Discussion and Analysis
Six month period ended April 30, 2014
(Expressed in Canadian Dollars)

15.	FORWARD LOOKING STATEMENTS (continued)

MD&A should not be unduly relied upon by investors as actual results may vary. These statements speak only as of the date of this MD&A and are expressly qualified, in their entirety, by this cautionary statement.

In particular, this MD&A contains forward-looking statements, pertaining to the following: capital expenditure programs, development of resources, treatment under governmental and taxation regimes, expectations regarding the Company’s ability to raise capital, expenditures to be made by the Company on its properties and work plans to be conducted by the Company. With respect to forward-looking statements listed above and contained in the MD&A, the Company has made assumptions regarding, among other things:

  uncertainties relating to receiving mining and exploration permits in Nevada;

  the impact of the US dollar currency fluctuations;

  the impact of increasing competition in gold, silver and copper business;

  unpredictable changes to the market prices for gold, silver and copper;

  exploration and development costs for its properties;

  availability of additional financing or joint-venture partners;

  anticipated results of exploration activities;

  the Company’s ability to obtain additional financing on satisfactory terms.

The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A including, volatility in the market price for minerals; uncertainties associated with estimating resources; geological, technical, drilling and processing problems; liabilities and risks, including environmental liabilities and risks, inherent in mineral exploration; fluctuations in currencies and interest rates; incorrect assessments of the value of acquisitions; unanticipated results of exploration activities; competition for, amongst other things, capital, undeveloped lands and skilled personnel; lack of availability of additional financing and/or joint venture partners and unpredictable weather conditions.

Investors should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Form 52-109FV2
Certification of Interim Filings
Venture Issuer Basic Certificate

I, Richard Andrews, sole Director of BMG Mining Inc., acting in the capacities of both chief executive officer and chief financial officer, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of BMG Mining Inc. (the “issuer”) for the interim period ended April 30, 2014.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: June 30, 2014

“Richard Andrews”
Richard Andrews Director
Acting in the capacities of both Chief Executive Officer and Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)

controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

1